Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com MidlandNational.com April 17, 2023 VIA EDGAR Commissioners U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Re: Midland National Life Insurance Company Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-254710 Commissioners: On behalf of Midland National Life Insurance Company (the “Company”), we are responding to the Commission staff comments that you provided in connection with the above-captioned Amendment. Each of the comments is restated below, followed by Midland’s response. GENERAL 1. COMMENT: Throughout the prospectus, revise disclosure to include all applicable disclosures relevant to previous versions if there are still active Certificate holders. RESPONSE: We have done so. COVER PAGE 2. COMMENT: Add a page number to the Risk Factor reference. RESPONSE: We have done so. TABLE OF CONTENTS 3. COMMENT: Confirm Expert section will be included in your final filing. RESPONSE: We confirm the Expert section is now included. INTRODUCTION 4. COMMENT: Update the response to “Who is eligible to buy a Certificate” to state “We offer the Certificate to individuals (i.e., non-qualified arrangements) and also to traditional IRAs, Roth IRAs, qualified retirement plan, including 401k and SEP IRAs” and update the description to align with the definition of Covered Person. RESPONSE: We have done so. SUMMARY

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com MidlandNational.com 5. COMMENT: Update the third paragraph of The Certificate section to change “year” to “Certificate Year.” RESPONSE: We have done so. 6. COMMENT: Under the fourth and fifth paragraphs of The Certificate section, revise disclosure to clearly state how the purchase date of the Certificate affects these disclosures. RESPONSE: We removed the fourth paragraph as it was duplicative of the more precise disclosure in the fifth paragraph. 7. COMMENT: Update the eighth paragraph under The Certificate to align with the definition of Covered Person. RESPONSE: We have done so. 8. COMMENT: Update the paragraph describing the rate increases, revise the disclosure to reflect the recent interest rate environment. Update this disclosure throughout. RESPONSE: We have done so. DESCRIPTION OF THE CONTRACT 9. COMMENT: In the CorePlusX Coverage Plan Subscription Fee table, delete “Filed” from Maximum column. RESPONSE: We have done so. 10. COMMENT: Under Excess Withdrawals, add a description for Coverage Amount for Core Coverage Plans purchased before May 1, 2023. RESPONSE: We have updated this disclosure to remove the description for each plan, as all plans treat excess withdrawals the same way. 11. COMMENT: Under Subscription Fee, add an example if there is variation based on Certificate Date. RESPONSE: We have done so. 12. COMMENT: In the section “Restricted Asset Allocation Portfolios,” update the disclosure to reflect any transactional costs. RESPONSE: We have done so. CERTIFICATE ELIGIBILITY AND OWNERSHIP 13. COMMENT: Confirm whether the bullet point addressing continuation by surviving spouse after Owner death changes based on when the Certificate was issued. RESPONSE: There is no change to this continuation based on when the Certificate was issued. TAX CONSIDERATIONS

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com MidlandNational.com 14. COMMENT: In the section Other Tax Matters, update CARES Act disclosures to reflect any SECURE ACT 2.0 disclosures that are applicable. RESPONSE: We have done so. The Company believes that the Response Letter addresses in full the Staff comments. If we may assist you in any way in the processing of this filing, please contact the undersigned at 515-327-5890. Very truly yours, Sincerely, /s/ Brett Agnew Brett L. Agnew Vice President and Associate General Counsel